UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

Fiat has reached an agreement with Questor Management Company, a private equity fund based in Southfield, Michigan, USA, for the sale of the Aluminum Business of its metallurgical components subsidiary, Teksid S.p.A..

Upon the clearance of the regulatory Authorities involved in the various jurisdictions, Questor along with JPMorgan Partners and Private Equity Partners will acquire, through European sub-holdings, the whole shareholding interest owned by Teksid in all legal entities and undertakings forming the Aluminum Business. The transaction, with a value of around 460 million Euros, will determine a positive effect on the net financial position of 290 million Euros and provisions and other charges for around 75 million Euros (net of minority effects).

With an installed capacity of more than 200.000 tons per year, Teksid's Aluminum Business is the major global supplier of aluminum casting components for the automotive industry world wide. The products – mainly cylinder blocks, cylinder heads, gearboxes and transmission cases – are manufactured with a wide range of technologies in 13 plants operated in Europe, USA, Mexico, Argentina, Brazil and China by 6100 employees. Teksid's Aluminum Business' turnover in 2001 totalled Euro 866 million. The Aluminum Business, which will continue to operate using Teksid trademarks under a licence by Teksid SpA of Italy, is expected to reach in 2006 product volumes in excess of 300.000 tons, with revenues of around 1,6 billion Euro.

Questor Management Company is the managing company of Questor Partners Funds, an important private equity fund managing more than 1.1 billion dollars of committed equity capital. Questor operates already with investments in the automotive components, transportation, logistic and communication, mainly in the USA. With the acquisition of Teksid's Aluminum Business, Questor intends to strengthen its presence in the automotive sector. Keeping in place the present management, Questor will ensure the continuity of the Aluminum Business' strategies towards the consolidation of the leadership in the global market.

JPMorgan Partners (JPMP) is the private equity arm of J.P. Morgan Chase & Co, one of the largest institutions of the United States. JPMorgan Partners that manages investments of over 30 billion dollars has closed over 1.800 individual transactions since its inception in 1984.

Private Equity Partners is a leading Italian Merchant bank, based in Milan, functioning as a management company of JPMorgan Italian Fund III, an Italian regulated closed-end fund that focuses on buy-out and expansion capital transactions in Italy.

JP Morgan plc, of London, arranged the financing for the transaction.

Lazard acted as advisor of Fiat and Teksid in the disposal of Teksid Aluminum Business.

Turin, August 2, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney